Elkhorn Securities, LLC
207 Reber Street
Suite 201
Wheaton, Illinois 60187

 July 14, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Request for Registration Withdrawal
Elkhorn Unit Trust, Series 7
Registration on Form S-6 (the “Registration Statement”)
(Registration Statement File No. 333-208302)

Ladies/Gentlemen:

Elkhorn Unit Trust, Series 7 (the “Trust”) hereby requests the withdrawal of the above‑mentioned Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended.  The Registration Statement was originally filed with the Securities and Exchange Commission on December 2, 2015 and an amendment to the Registration Statement was filed on January 4, 2016.  No securities of the Trust were sold, or will be sold, pursuant to the Registration Statement.

Very truly yours,

Elkhorn Unit Trust, Series 7

By:	Elkhorn Securities, LLC

By:	/s/ Benjamin Fulton
Benjamin Fulton
Chief Executive Officer